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[redacted]

08027482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jefferson Pilot Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord	**New Hampshire**	**03301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith J. Ryan **260-455-6244**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 4000	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Jefferson Pilot Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith J Ryan

Signature

Vice President and Chief Financial Officer

Title

Janet K. Myers

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplementary report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements and Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries
Year Ended December 31, 2007
With Report and Supplementary
Report of Independent Registered Public Accounting Firm

0712-0897089-PH

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG LLP

Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: 215 448 5000
Fax: 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jefferson Pilot Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Securities Corporation and its subsidiary (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Securities Corporation and its subsidiary at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2008

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 27,540,824
Cash segregated under federal and other regulations	1,000
Receivable from agents, brokers, or dealers	7,669,420
Securities owned:	
Not readily marketable, at estimated fair value	9,363
Insurance claim receivable	1,500,000
Deferred tax asset, net	1,253,112
Other assets	280,643
Total assets	$ 38,254,362
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 6,504,907
Due to affiliates	1,235,037
Income taxes payable to Parent	458,453
Other liabilities	6,228,161
Total liabilities	14,426,558
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 50,000 shares	50,000
Additional paid-in capital	15,940,222
Retained earnings	7,837,582
Total stockholder's equity	23,827,804
Total liabilities and stockholder's equity	$ 38,254,362

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2007

Revenues	
Concession income	$ 136,921,502
Concession income from affiliates	16,501,308
Fees	7,070,073
Interest	1,312,174
Realized net gain on securities owned	949
	161,806,006
Expenses	
Selling	139,949,506
General and administrative	12,974,216
Taxes, licenses, and fees	989,814
	153,913,536
Income before income taxes	7,892,470
Income tax expense	3,133,653
Net income	$ 4,758,817

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	**Amount**	**Capital**	**Earnings**	**Equity**
Balance at December 31, 2006	50,000	$ 50,000	$15,807,916	$ 3,078,765	$ 18,936,681
Lincoln National Corporation purchase price adjustment	–	–	132,306	–	132,306
Net income	–	–	–	4,758,817	4,758,817
Balance at December 31, 2007	50,000	$ 50,000	$15,940,222	$ 7,837,582	$ 23,827,804

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 4,758,817
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax benefit	(140,863)
Decrease in cash segregated under federal and other regulations	48,652
Increase in receivables from agents and brokers or dealers	(628,838)
Sale/liquidation of securities owned	17,612
Increase in insurance claim receivable	(1,500,000)
Increase in other assets	(147,837)
Increase in commissions payable	532,292
Change in due to affiliates	1,793,678
Decrease in income taxes payable	(646,450)
Increase in other liabilities	2,859,624
Net cash provided by operating activities	6,946,687
Cash and cash equivalents at beginning of the year	20,594,137
Cash and cash equivalents at end of the year	$ 27,540,824
Supplemental disclosure of cash flow information	
Federal income tax payments (paid to Parent)	$ 3,391,178

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Jefferson Pilot Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc., and the Boston Stock Exchange. The Company has nonexclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships, and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are U.S.-based investors.

Allied Professional Advisors (APA) and JPSC Insurance Services, Inc. are wholly owned subsidiaries of the Company. APA provides investment advisory services through its investment advisory representatives and registered representatives of JPSC. JPSC Insurance Services, Inc. is required by state laws to facilitate the payment of commissions to registered representatives.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of rule 15c3-3 of the Securities and Exchange Commission.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot Corporation (Jefferson-Pilot) by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. At that time, the Company became a wholly-owned subsidiary of LNC.

SFAS No. 141 requires the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of the Company at April 3, 2006, were "pushed down" to the Company's financial statements in accordance with push down accounting rules. Under SFAS No. 141, the fair value of the assets acquired and liabilities assumed was subject to adjustment, as additional information was obtained, through April 3, 2007. After such adjustment, which is reflected in the consolidated statement of changes in stockholder's equity, the fair value of the Company's net assets assumed in the merger was $15.99 million.

1. Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson Pilot Securities Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of highly liquid investments, which mature within three months of the date of purchase.

Securities Transactions

Investments include not readily marketable securities, which are valued at fair value as determined by management (see Note 3).

Recognition of Revenue and Expense

Concession income and interest revenue are recorded as earned, and selling expenses are recorded as incurred. Fee revenue principally includes registered representative fees, additional dealer reallowances, and fees for general securities trades.

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for income taxes on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LNC. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

1. Accounting Policies (continued)

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157.

2. Cash Segregated Under Federal and Other Regulations

Cash of $1,000 has been segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Securities

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2007, these securities, which consist of investments in limited partnerships, were carried at estimated fair values of $9,363.

4. Employee Benefit and Compensation Plans

Individuals who provide services to the Company are employees of the Parent. These individuals may be eligible to participate in the funded, defined benefit pension plans; unfunded, nonqualified, and defined benefit plans; postretirement medical, dental, and life insurance benefits; deferred compensation plan; or stock-based incentive plans, which are provided for the employees of the Parent and its subsidiaries.

On May 1, 2007, the Parent announced plans to change the retirement benefits provided to employees, which include freezing the traditional defined benefit pension plan effective December 31, 2007, and enhancing the existing defined contribution plan beginning January 1, 2008. This prospective change in benefits will not impact any of the pension retirement benefits that were accrued up through December 31, 2007.

The Company's registered representatives may participate in a deferred compensation plan. The deferred compensation plan is a voluntary, nonqualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a range of 15 investment options. The Lincoln National Life Insurance Company (LNL) is the plan sponsor.

5. Contingencies

The Company is involved in pending or threatened lawsuits arising from its business and has provided for loss contingencies of approximately $5.15 million, which is included in other liabilities in the consolidated statement of financial condition. Although the results of legal actions cannot be predicted, it is the opinion of management that the resolution of such litigation will not have a material effect on the Company's ability to meet its net capital or aggregate indebtedness requirements.

6. Insurance Claims

Management has recorded a receivable of $1.5 million from the Company's Errors & Omissions Insurance Policy to recover a portion of the loss contingencies referenced in Note 5. The Company has received communication from their insurance carrier on aggregate policy and claim limits which provides persuasive evidence to LNC internal counsel that recovery under the claim is highly probable. The Company has presented the recovery separately from the loss contingency on the consolidated statement of financial condition, in accordance with FASB Interpretation No. 39, *Offsetting of Amounts Relating to Certain Contracts* (FIN 39).

7. Guarantees

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), requires the Company to disclose information regarding its indemnification agreement with its clearing brokers.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances subject to such indemnification was approximately $11.1 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the consolidated financial statements for this indemnification.

8. Income Taxes

Income tax expense consists of the following:

	Year Ended December 31 2007
Federal	$ 2,562,460
State	571,193
	$ 3,133,653

Income tax expense differs from the federal tax rate of 35% primarily as a result of state income taxes. Income tax expense includes a deferred income tax benefit of $140,863. Current federal income taxes receivable was $200,989 at December 31, 2007. The Company had a net deferred tax asset of $1,253,112 at December 31, 2007, which consisted of $(4,282) associated with limited partnership investments and $1,257,394 related to loss contingencies.

9. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $18,461,629, which was $17,486,460 in excess of its required net capital of $975,169. The Company's ratio of aggregate indebtedness to net capital was .79 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by rule 15c3-1.

10. Transactions With Affiliates (Related-Party Transactions)

Prior to July 2, 2007, the Company had a Selling Agreement with Jefferson Pilot Variable Corporation (JPVC), an affiliated broker-dealer that is also registered with the Securities and Exchange Commission and FINRA. JPVC acted as distributor for variable annuity contracts issued by Jefferson-Pilot Life Insurance Company (J-P Life), variable life insurance policies issued by Jefferson Pilot LifeAmerica Insurance Company (JPLA), and variable annuity contracts and variable life insurance policies issued by Jefferson Pilot Financial Insurance Company (JPFIC). Under this selling agreement, the Company is paid sales commissions for selling these products.

10. Transactions With Affiliates (Related-Party Transactions) (continued)

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Service charges are allocated to the Company by certain affiliates for corporate and administrative services provided, as described in the Master Services Agreement. The service charges include, but are not limited to, information technology, human resource administration, legal services, and compliance. These service charge allocations are reported in general and administrative expenses on the consolidated statement of income.

Due to affiliates represents net receivables and payables, primarily related to general and administrative expenses.

11. Subsequent Event

On February 18, 2008, as the result of mediation, the Company became aware of new developments in its business-related litigation that management believes are likely to require recognition of a loss in future years. While the exact amount of this loss is not known, a reasonable estimated range, based on information currently available, is $400,000 to $6.0 million. The Company has included $400,000 in its 2007 operations for this contingency. In the opinion of management, these new developments will not negatively impact the Company's ability to meet its net capital or aggregate indebtedness requirements.

Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Computation of net capital	
Total stockholder's equity	$ 23,827,804
Nonallowable assets:	
Accounts receivable	2,785,157
Deferred tax asset	1,253,112
Federal income taxes receivable	200,989
Securities not readily marketable	9,363
Deposits held by clearing firms	170,000
Interest receivable	13,761
Exchange seat deposit	4,000
Total nonallowable assets	4,436,382
Other deductions and/or charges	925,080
Net capital before haircuts on securities positions	18,466,342
Haircuts on other securities	4,713
Net capital	$ 18,461,629
Total aggregate indebtedness	$ 14,627,546
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 975,169
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 975,169
Excess net capital	$ 17,486,460
Excess net capital at 1,000%	$ 16,998,874
Ratio of aggregate indebtedness to net capital	.79 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing.

Jefferson Pilot Securities Corporation and Subsidiaries

Statement Regarding Rule 15c3-3

December 31, 2007

Jefferson Pilot Securities Corporation is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i and ii) of that rule. All customer transactions are cleared through an unaffiliated broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG LLP

Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: 215 448 5000
Fax: 215 448 4069

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Jefferson Pilot Securities Corporation

In planning and performing our audit of the consolidated financial statements of Jefferson Pilot Securities Corporation and subsidiary (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered their internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2008

END